EXHIBIT A

PLAN OF LIQUIDATION AND TERMINATION

EAGLE CASH TRUST

THIS PLAN OF LIQUIDATION AND TERMINATION (“Plan”) is made by the Eagle Cash Trust (“Trust”), a Massachusetts business trust that is registered with the Securities and Exchange Commission as an investment company under the Investment Company Act of 1940, as amended (“1940 Act”), with respect to the Trust and the Eagle Money Market Fund and the Eagle Municipal Money Market Fund (each, a “Fund” and collectively, the “Funds”), series of the Trust created pursuant to Articles III and V of its Amended and Restated Declaration of Trust dated May 1, 2009, originally executed on June 21, 1985 (“Declaration of Trust”). The Trust was established pursuant to Massachusetts General Laws, Chapter 182, Section 1, which defines “trust” as “a trust operating under a written instrument or declaration of trust, the beneficial interest under which is divided into transferable certificates of participation or shares. . . .” The Massachusetts statute with regard to voluntary associations and trusts does not set forth any requirements for the issuance of shares.

RECITALS

A.       Based on the recommendation of management, the Trust’s board of trustees (“Board,” and the members thereof, “Trustees”), including its Trustees who are not “interested persons” (as that term is defined in the 1940 Act) of the Trust, has unanimously determined that the continuation of the Funds and the Trust is not in the best interests of the Funds, the Trust or the Funds’ shareholders as a result of factors or events adversely affecting the Funds’ and the Trust’s ability to conduct business and operations in an economically viable manner (“Determination”).

B.           Pursuant to Article XII, Section 4, of the Declaration of Trust, the Board may liquidate and terminate each Fund and the Trust if authorized to do so by a majority shareholder vote of each Fund, as such term is defined under the 1940 Act.

C.           Based on the Determination and the provision of the Declaration of Trust described in Recital B, the Board has called a meeting of shareholders of each Fund to consider the approval of this Plan.

PROVISIONS

This Plan, as set forth below, shall be effective with respect to a Fund from and after the date of its approval by the shareholders of that Fund. The implementation of this Plan with respect to one Fund is not contingent on its approval by the shareholders of the other Fund.

ARTICLE 1. Liquidation and Termination; Trustees’ Powers

(a)           Each Fund shall be liquidated and terminated, and its affairs shall be wound up on or about August 26, 2010, or such other date as the officers of the Trust may direct (“Liquidation Date”). As soon as reasonably practicable thereafter, (1) each Fund shall cease its business as a series of an investment company, (2) its affairs shall be wound up as the Board authorizes and directs, and (3) it shall liquidate and dissolve in accordance with this Plan and Massachusetts law. Each Fund shall, nonetheless, continue to meet the source of income, asset diversification, and distribution requirements applicable to regulated investment companies through the last day of its final taxable year. The Trust shall be terminated, and its affairs shall be wound up, upon the liquidation and termination of both Funds.

(b)           Following the Liquidation Date, all powers of the Trustees under the Declaration of Trust and the Trust’s by-laws shall continue with respect to each Fund and the Trust, including, but not limited to, the powers to (1) fulfill and/or discharge the contracts of each Fund and the Trust, (2) collect the assets of each Fund and the Trust, as applicable, (3) sell, convey, assign, exchange, transfer, and/or otherwise dispose of all or any part of the remaining property of each Fund or the Trust, as applicable, to one or more persons at public or private sale for consideration that may consist in whole or in part of cash, securities, or other property of any kind, (4) discharge and/or pay the liabilities of each Fund and the Trust, as applicable, (5) prosecute, settle, and/or compromise claims of each Fund and the Trust or to which either is subject, (6) file final state and federal tax returns for each Fund, (7) mail notice to all known creditors and employees, if any, of each Fund and the Trust, as applicable, at their respective addresses shown on the records of the Funds and the Trust, and (8) do all other acts necessary or appropriate to wind up the business of each Fund and the Trust.

ARTICLE 2. Filings with Governmental Authorities

The appropriate persons shall be authorized to: (a) file with the Securities and Exchange Commission any supplement and/or regulatory filing in connection with the implementation of this Plan, (b) file for and obtain any necessary tax clearance certificates and/or other documents required from the Commonwealth of Massachusetts and any other applicable governmental authority, and (c) timely file any other documents required by any such authority, including Internal Revenue Service Form 966 (“Corporate Dissolution or Liquidation”).

ARTICLE 3. Liquidation Procedures

(a)            By the Liquidation Date, each Fund will: (i) sell all its assets for cash, convert them to cash equivalents or permit them to mature, and apply its assets to the payment of all its existing liabilities, debts, and obligations, including necessary expenses of the liquidation and termination of each Fund and the Trust; and (ii) obtain such releases, indemnities, and refunding and other agreements as the Board deems necessary for its protection.

(b)            On the Liquidation Date, each Fund will distribute its remaining assets, in one or two (if necessary) distributions of cash, to its shareholders of record as of the Liquidation Date in redemption and cancellation of their Fund shares. The amount of the liquidating distribution to each shareholder shall be in proportion to the number of Fund shares held thereby on the Liquidation Date. On the Liquidation Date, each shareholder’s interest in a Fund shall be fixed and the Fund’s books, each Fund and the Trust shall be closed.

(c)            If any shareholder(s) to whom distributions pursuant to paragraph (b) are payable cannot be located, a trust may be created with a financial institution in the name and on behalf of those shareholders’ Fund and, subject to applicable abandoned property laws, any remaining Fund assets may be deposited in such trust for the benefit of such shareholder(s). The expenses of such trust shall be charged against the assets therein. A Fund is under no obligation to establish such a trust.

ARTICLE 4. Amendment of this Plan

The Board may authorize variations from, or amendments of, the provisions of this Plan (other than the terms of the liquidating distributions) that it deems necessary or appropriate to effect such distributions and a Fund’s liquidation and termination.

ARTICLE 5. Expenses

Except as provided in Article 3, paragraph (c), Eagle Asset Management, Inc., the investment adviser and manager of the Trust, shall bear all the expenses incurred in connection with carrying out this Plan, including the cost of liquidating each Fund’s assets and terminating the Funds’ and the Trust’s existence.

Dated: July 13, 2010